Seward & Kissel LLP
1200 G Street, N.W.
Suite 350
Washington, D.C. 20005

April 29, 2010

VIA EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Aegis Funds
File Nos.: 333-106971 and 811-21399

Dear Ms. Browning:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 6 to the registration statement (“Registration Statement”) of Aegis High Yield Fund, a series of The Aegis Funds (the “Fund”). The Post-Effective Amendment was filed with the SEC on February 26, 2010.  The Staff’s comments were provided to Young Seo of this office on April 19, 2010.  The Staff’s comments and the Fund’s responses are set forth below.

Prospectus

Comment 1:	The response letter to the Staff comments should contain “Tandy representations”.

Response:	We have included Tandy representations with our responses.

Comment 2:
The 485(a) filing document contains bracketed items, including some of the fee numbers for the Annual Fund Operating Expenses table.  A 485(a) filing is supposed to be complete on its face but for the items allowed to be dropped into in a 485(b) filing.  Please include an acknowledgement of this in the response letter to the Staff comments.

Response:
The Fund acknowledges that a Rule 485(a) filing should be complete, except at otherwise permitted by applicable SEC regulations.  With the exception of one item corresponding to the expiration of the expense limitation agreement, the bracketed items in the Rule 485(a) filing corresponded to financial information that was not available at the time of the Rule 485(a) filing.

Comment 3:
The Fund’s Investment Goal: The Fund’s investment goal is stated as follows: “[t]he Fund’s principal investment goal is to seek maximum total return with an emphasis on high current income.”  This sentence makes it seem that there is a secondary investment goal.  Please revise to either indicate what the secondary investment goal is or delete the word, “principal”.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 4:
The Fund’s Investment Goal: The Fund’s investment goal is stated as follows: “[t]he Fund’s principal investment goal is to seek maximum total return with an emphasis on high current income.”  Disclosure of principal investment strategies pursuant to Item 4 of Form N-1A should include an explanation of what “maximum” total return and “high” current income mean.

Response:
The Fund has not revised disclosure in response to this comment.  As disclosed in the prospectus, the Fund seeks maximum total return with an emphasis on high current income by investing at least 80% of its assets in high yield fixed-income securities.  The prospectus also discloses that the Fund invests in a diversified portfolio of lower-quality U.S. and foreign corporate bonds, commonly referred to as high-yield bonds (or “junk bonds”) that are rated below investment grade by the named rating agencies.  The foregoing disclosure and other disclosure in the prospectus sufficiently describe how the Fund seeks to meet its stated investment goal.

Comment 5:
Fees and Expenses of the Fund:  The footnote to the Annual Fund Operating Expenses table regarding the “waiver” states that the investment adviser may be repaid for amounts assumed by the investment adviser.  In the Staff’s view, if the investment adviser can be reimbursed for the “waiver”, the waiver is not a true waiver.  Therefore, the Staff objects to the use of the words, “waiver” or “waived”, through out the document.

Response:	The Fund has eliminated references in the prospectus and SAI to the terms “waiver” or “waive” in response to this comment.

Comment 6:
Fees and Expenses of the Fund:  Please confirm that the expense limitation agreement is contractual.  In the Staff’s view, if the agreement may be terminated by the investment adviser within the one year period from the date of effectiveness of the registration statement, the agreement is “voluntary” and not contractual.  If the agreement is contractual, and if the agreement has not been filed, please file the agreement as an exhibit to the registration statement.

Response:
The expense limitation agreement is contractual.  The term of the current expense limitation agreement has been extended to April 30, 2011, thereby covering the one year period from the date of effectiveness of the Fund’s registration statement in 2010.  The expense limitation agreement will be filed as an exhibit to the Fund’s registration statement.

Comment 7:
Fees and Expenses of the Fund:  Assuming the expense limitation agreement is contractual, the footnote to the Annual Fund Operating Expenses regarding the waiver should be revised to state the length of time for which the waiver is in place, i.e., one year from the date of the effectiveness of the registration statement.  The footnote should also include a disclosure that only the Board of Trustees can terminate the agreement.

Response:
As noted above, the term of the current expense limitation has been extended to April 30, 2011 to cover the one year period beginning on the date of the effectiveness of the registration statement.  The Fund has revised the referenced disclosure in response to this comment to reflect the length of time for which the waiver is in place.  The Fund has revised the footnote to include disclosure that only the Board of Trustees can terminate the agreement.

Comment 8:
Fees and Expenses of the Fund:  If any attorney fees, interest expenses, brokerage fees or extraordinary expenses are carved out from the expense limitation agreement, the disclosure should make it clear that net expenses would be higher.

Response:
The disclosure has been revised to reflect that brokerage fees, interest expenses, taxes and dividend and extraordinary expenses are excluded from those expenses that are subject to the expense limitation agreement.

Comment 9:
Fees and Expenses of the Fund:  The sentence, “[y]our cost would be the same as stated above if you did not redeem your shares (there are no redemption fees for this Fund)” should be deleted because it does not conform to the presentation required under Item 3 of Form N-1A.  A second table, which would be the same as the first table, may be included to indicate that the expenses would be the same if a shareholder did not redeem shares.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 10:
Principal Investment Strategies: The first sentence of the sixth paragraph states that “[t]he Fund invests in foreign securities.”  The Fund must invest at least 20% of its total assets in foreign securities in order to disclose investing in such securities as a principal strategy of the Fund.  Please confirm whether investing in foreign securities is truly a principal strategy and confirm the percentage of such investments.

Response:
The Fund confirms that it deems investing in foreign securities to be a principal investment strategy of the Fund.  The Fund is not aware of a regulatory requirement defining a principal strategy as a strategy in which at least 20% of a fund’s total assets is invested.  For example, Item 4(a) of Form N-1A, which requires the disclosure of an investment company’s principal investment strategies, does not contain any percentage thresholds.  As of April 23, 2010, the Fund had invested approximately 18.14% of its total assets in foreign securities.

Comment 11:
Principal Investment Strategies: The second sentence of the sixth paragraph states that “[i]n recent years, many foreign companies have issued debt securities denominated in U.S. Dollars and rated below investment grade.”  The disclosure needs to clearly specify the type of instrument in which the Fund invests.  For example, if the Fund invests in ADRs, the disclosure should clearly specify such instrument.

Response:
The Fund discloses that it invests under normal circumstances at least 80% of its assets in high yield fixed income securities, which may include lower-quality foreign corporate bonds.  The Fund also discloses that it may invest up to 20% of its assets in other assets including common stocks, preferred stocks, warrants, investment grade bonds, forward currency exchange contracts, options on securities and senior loans.  The Fund may invest in foreign securities in either category.  As of April 23, 2010, the Fund’s investments in foreign securities consisted primarily of investments in high yield corporate bonds of foreign issuers.

Comment 12:	Principal Investment Strategies: If the Fund invests in emerging market securities, a disclosure regarding the risk of investing in such securities should be included.

Response:	At this time, the Fund does not invest in emerging market securities.

Comment 13:
Principal Investment Strategies: The third sentence of the sixth paragraph states that “[t]hese securities … present special risks including political and legal risks, greater liquidity risks, and currency exchange risks.”  Disclosure regarding risks should be included in the risks section.

Response:
The risks of investing in foreign securities are described under “Foreign Investment Risk” in two sections of the prospectus: “Principal Risks of Investing in the Aegis High Yield Fund” and “Additional Information About the Investment Strategies and Risks of the Fund.”

Comment 14:	Principal Investment Strategies: A disclosure regarding the reset terms and interest terms (e.g., fixed, variable or both) of the fixed-income securities in which the Fund invests should be included.

Response:
The Fund has not revised the disclosure in response to this comment.  Such terms vary and are not factors that may limit the Fund’s investments in a particular security. The Fund has disclosed the types of fixed-income securities in which the Fund may invest.  It also has disclosed that its portfolio generally consists of intermediate-term high-yield bonds having a weighted average maturity of three-to-eight years.

Comment 15:
Principal Investment Strategies: The second sentence of the last paragraph states that “[t]he Fund may invest up to 20% of its assets in other assets, including but not limited to, common stocks, warrants, and investment-grade bonds.”  The Staff objects to the phrase, “including but not limited to”.  This phrase should be deleted and other instruments the Fund may invest in should be included in the disclosure.

Response:
The Fund has not revised the disclosure in response to this comment.  The list of securities following the phrase, “including but not limited to” provides examples of other assets in which the Fund may invest and is not intended to be an exhaustive list of those assets.  To the extent it invests in any other assets, the Fund will include disclosure in its prospectus or SAI regarding the risks of investing in such assets.

Comment 16:
Principal Investment Strategies: Please confirm that the investment strategies disclosed in the principal investment strategies section are indeed principal strategies, i.e., the Fund invests 20% or more of its total assets in such instruments.

Response:
The Fund confirms that it deems the investment strategies disclosed in the principal investment strategies section, as revised, to be principal investment strategies of the Fund.  As noted above, the Fund is not aware of a regulatory requirement defining a principal strategy as a strategy in which the Fund invests 20% or more of its total assets.

Comment 17:
Fund Performance: The disclosure of the benchmark index has a parenthetical carve out, “(index reflects no deduction for fees, expenses, or taxes)”.  Please confirm that this is the way the index is actually calculated.  If the parenthetical disclosure reflects the Fund’s carve-out, a discussion with the Staff is needed.

Response:	The Fund confirms that the benchmark index is calculated without deducting for fees, expenses or taxes.

Comment 18:
Purchase and Sale of Fund Shares: The last sentence of the first paragraph, “[t]he Adviser reserves the right to change the minimum amounts for initial and/or subsequent investments and may also set different investment minimums for Financial Intermediaries buying shares” should be deleted from the summary prospectus section.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 19:
Purchase and Sale of Fund Shares: The first sentence of the second paragraph includes a cross-reference to another section titled “About Your Account”.  Form N-1A specifically prohibits cross-references and this disclosure should be deleted.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 20:
Payments to Broker-Dealers and Other Financial Intermediaries: The second sentence, “[s]pecifically, the Adviser may pay additional compensation (at its own expense and not as an expense of the Fund) to certain brokers, dealers or other financial intermediaries in connection with the sale or retention of Fund shares and/or shareholder servicing”, is not required under Item 8 of Form N-1A and should be deleted.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 21:
Additional Information about the Investment Strategies and Risks of the Fund: As a general comment with respect to disclosure in this section, disclosure regarding principal strategies and risks should be separated by its own heading from disclosure regarding non-principal strategies and risks and they should not be inter-mingled together.

Response:
The Fund has not revised disclosure in response to this comment.  The principal investment strategies of the Fund are described in the summary section of the prospectus.  A summary of the principal risks of investing in the Fund is also included in the summary section of the prospectus.  The referenced section of the prospectus includes additional information about the investment strategies of the Fund as well as the risks of investing in the Fund.

Comment 22:
Additional Information about the Investment Strategies and Risks of the Fund: The first sentence of the first paragraph states that the Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees without shareholder approval.  A disclosure regarding shareholder notification should be included.

Response:
The Fund has not revised the prospectus in response to this comment.  If it were to amend its investment objective, the Fund would notify shareholders of such amendment by distributing a prospectus supplement to shareholders.

Comment 23:
Additional Information about the Investment Strategies and Risks of the Fund: This section includes disclosure regarding risk factors but no disclosure regarding investment strategies required under Item 9 of Form N-1A.  Please confirm if this means that the disclosure in the summary prospectus is a complete disclosure of all of the Fund’s investment strategies, both principal and non-principal.  The disclosure required under Item 4 of Form N-1A should only include disclosure regarding the Fund’s principal strategies.  For example, disclosure regarding the reset terms and interest terms of the fixed-income securities in which the Fund invests would not have to be included in the summary prospectus but be a part of Item 9 disclosure.

Response:
The summary section of the prospectus includes disclosure regarding the Fund’s principal investment strategies.  The Fund has revised the referenced section of the prospectus to include a non-principal investment strategy, which was included previously in the summary section of the prospectus.

Comment 24:
Additional Information about the Investment Strategies and Risks of the Fund: Please confirm whether all of the risk factors listed in this section are principal risks.  If not, principal risks and non-principal risks need to be separated.

Response:
All of the risks included in this section are not principal risks.  As noted above, the Fund has not revised the disclosure in response to this comment because a summary of the principal risks is included in the summary section of the prospectus.  Those risks that are not included in the summary section of the prospectus are non-principal risks.

Comment 25:
Additional Information about the Investment Strategies and Risks of the Fund: A disclosure regarding “extension risk” should be included.  Extension risk impacts duration when prepayments are decelerated.

Response:	The Fund has added disclosure to the prospectus regarding extension risk in response to this comment.

Comment 26:
How to Purchase Shares: The second sentence of the first paragraph states that “[t]he Fund reserves the right to reject any specific purchase order and to close the Fund to new or existing investors at any time.”  A disclosure regarding the timing of rejection (e.g., within 24 hours of receipt of order) should be included.

Response:	The Fund has not revised the disclosure in response to this comment. The Fund will notify an investor of its rejection of a specific purchase order as soon as practicable under the circumstances.

Comment 27:
How to Purchase Shares: The first sentence of the third paragraph states that the purchase order may be received by the Fund’s transfer agent.  This disclosure should be clarified to include receipt of purchase orders by brokers since a shareholder may purchase shares of the Fund through a broker, as disclosed in “Purchasing Shares Through A Broker” section.

Response:	The Fund has revised the disclosure in response to this comment.

Comment 28:
Calculation of Net Asset Value: The second paragraph states that securities held by the Fund may be valued at their fair value.  A disclosure regarding who may make the fair value determination should be included (e.g., investment adviser or pricing committee).

Response:	The Fund has revised the disclosure in response to this comment.

Comment 29:	Purchasing Shares Through a Broker: This disclosure uses the phrase, “proper form”, where as in “How to Purchase Shares” section, the phrase, “good order” was used. Please use terms consistently.

Response:	The Fund has revised the disclosure in response to this comment.

Comment 30:
How to Purchase Shares/Purchasing Shares Through a Broker: A disclosure that all purchase orders received by the Fund’s transfer agent or designated intermediary prior to 4:00 p.m. will receive that day’s NAV should be included.

Response:	The Fund has revised the disclosure in response to this comment.

Comment 31:
How to Redeem Shares: A disclosure that all redemption requests received by the Fund’s transfer agent or designated intermediary prior to 4:00 p.m. will be processed at the closing NAV of that day should be included.

Response:	The Fund has revised the disclosure in response to this comment.

Comment 32:	Redemptions In Kind: A disclosure that redemptions in kind would be made with liquid securities should be included.

Response:
The Fund has not revised the disclosure in response to this comment.  Section 2(a)(32) of the ICA defines redeemable security as any security, “under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” The SEC has stated that this definition has traditionally been interpreted as giving the issuer the option of redeeming its securities in cash or in kind.  This does not mandate that the portfolio securities delivered to a shareholder in connection with satisfying a redemption request in kind be liquid.  In addition, the SEC staff has permitted mutual funds to satisfy redemption requests from an affiliated person by means of an in-kind distribution of portfolio securities, provided that such distribution satisfies the conditions set forth in Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999).  In that letter, the SEC staff stated its view that a fund board that approves a pro rata redemption in kind would address the concerns raised by such redemptions under various provisions of the Investment Company Act of 1940, as amended.  The SEC staff also stated that a pro rata redemption in kind would result in a shareholder receiving a proportionate share of every security position in the fund’s portfolio.  The staff’s position was not limited to delivering liquid portfolio securities only.

Comment 33:
Redemptions In Kind: A disclosure regarding risks to shareholders in connection with redemptions in kind (e.g., transaction cost and market risk until the shareholder sells the security) should be included.

Response:	The Fund has revised the disclosure in response to this comment.

Comment 34:	Frequent Purchases and Redemptions of Fund Shares: A disclosure required under Item 11(e)(4)(ii) of the Fund’s policy regarding accommodating frequent purchases and redemptions should be included.

Response:	The Fund has revised the disclosure in response to this comment.

Statement of Additional Information

Comment 35:
Description of the Fund and Its Investments and Risks: Please confirm in the response letter that both principal strategies and non-principal strategies are disclosed in this section.  If so, the principal strategies should be separated under a separate heading.

Response:
The Fund has revised disclosure in connection with this comment.  The Fund confirms that additional information about its investment policies, including those related to its principal strategies and non-principal strategies, is disclosed in this section.  The Fund has not revised the disclosure to separate principal strategies from non-principal strategies.  As noted above, the summary section of the prospectus highlights the Fund’s principal investment strategies.

Comment 36:
Fundamental Investment Policies: The third listed policy states that the Fund may not, as a matter of fundamental policy, borrow money, except that the Fund may (i) enter into reverse repurchase agreements, (ii) borrow money only from a bank and only in an amount up to one-third of the value of the Fund’s total assets.  It is not clear whether the limitation of “only in an amount up to one-third of the value of the Fund’s total assets” applies to both (i) and (ii) or only to (ii).  The disclosure should be revised to clarify that the Fund’s investment in reverse repurchase agreements would not exceed one-third of the value of the Fund’s total assets.

Response:
The Fund has not revised the disclosure in response to this comment.  This is a fundamental policy that can be changed only upon the approval of a majority of the outstanding voting securities of the Fund.  The Fund’s investments in reverse repurchase agreements are subject to applicable regulatory and SEC interpretative limitations.

Comment 37:
Investment Policies, Principal Investment Strategies and Risk Factors: Typically, an SAI would have a disclosure of non-fundamental policy regarding investing in illiquid securities.  A disclosure of such non-fundamental policy regarding the Fund’s investment in illiquid securities should be included.

Response:
The SAI includes disclosure describing the Fund’s non-fundamental limitation with respect to maintaining investments in illiquid securities.  Such disclosure is included in the “Restricted/Illiquid Securities” section of the SAI.  The SAI also includes disclosure noting that, except for the fundamental policies, the Fund’s investment goal, policies and limitations described in the SAI are operating policies and may be changed by the Board of Trustees without shareholder approval.

Comment 38:
Borrowing and Leveraging: If the Fund can pledge assets to secure borrowings, a disclosure regarding the Fund’s policy regarding such practice should be included as a non-fundamental policy.  Such disclosure should also include a description of the limitation on the percentage of the Fund’s total assets that can be pledged.

Response:
The SAI includes disclosure noting that the Fund may, in connection with permissible borrowings, transfer, as collateral, its portfolio securities.  The limitation on the percentage of the Fund’s total assets that can be pledged corresponds to the amount that the Fund must use to maintain continuous asset coverage of 300% with respect to the amount borrowed.

Comment 39:
Lending of Portfolio Securities: A disclosure regarding what happens to the voting rights of the securities when the Fund lends portfolio securities should be included (i.e., whether the Fund relinquishes voting rights and the voting rights travel with the security or if the Fund will recall the securities when voting).

Response:
The Fund has not revised the disclosure in response to this comment.  At this time, the Fund has not entered into any arrangements concerning lending of portfolio securities.  Any such arrangement would comply with the SEC staff’s positions concerning the voting rights of the securities that are  the subject of a securities loan.

Comment 40:
Disclosure required under proxy rule amendments should be included.  The disclosure regarding the leadership structure of the Board of Trustees should indicate whether chairman is an interested director or not.

Response:	The Fund has revised the disclosure in response to this comment.

*     *     *

We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

Young Seo

cc:            Sarah Zhang
Paul M. Miller